April 2, 2009

VIA EDGAR AND FEDERAL EXPRESS
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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Re:	Mellanox Technologies, Ltd. Amendment No. 2 to Schedule TO-I File No. 005–83178
Dear Mr. Duchovny,
          On behalf of Mellanox Technologies, Ltd. (“Mellanox” or the “Company”), we confirm receipt of the letter dated March 27, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Schedule TO-I, as amended (the “Schedule TO”). We are responding to the Staff’s comments on behalf of Mellanox, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Mellanox’s responses follow each of the Staff’s comments.
          Simultaneously with the filing of this letter, Mellanox is filing Amendment No. 2 to Schedule TO (“Amendment No. 2”), which incorporates Mellanox’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 2, which is specifically marked to show changes made to Schedule TO, are being submitted to the Staff via Federal Express.
Offer to Exchange
1.	We note on the second slide of your presentation filed as exhibit (a)(1)(xi) that you instruct optionholders to read the offer document on Internet websites. Please tell us how you complied with the dissemination requirements of Rule 13e-4(e).
          The Company respectfully advises the Staff that the Company believes it has complied with the dissemination requirements of Rule 13e-4(e) by making electronic links to the offer documents available to option holders via the Company’s intranet and by providing instructions for requesting paper copies of the offer documents and election forms from the Company in the

April 2, 2009

Instructions Forming Part of the Terms and Conditions of the Offer attached as Exhibit (a)(1)(vii) to the Schedule TO.
Cover Page
2.	We note that option holders will be eligible to participate in the offer only if they remain employed or have a contract service relationship with the bidder through the date you grant the new options, which is expected to be the business day after the expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise each instance in which this language appears in the offer document and in the ancillary documentation filed as exhibits to the Schedule TO. Also, tell us what consideration you have given to distributing a revised letter similar to the one filed as exhibit (a)(1)(iii) to the Schedule TO.
          In response to the Staff’s comment, the Company has extended the expiration date of the offer by one day, with the replacement grants to be issued automatically on the same date as the offer expiration date, subject to the option holder’s continued service relationship through such date. The Company has revised each instance where this language appears in the offer document and in the ancillary documentation filed as exhibits to the Schedule TO. In addition, the Company will distribute a revised letter to all eligible option holders, the form of which has been filed as Exhibit (a)(1)(xii) to the Schedule TO.
3.	We note your disclosure that states if you “determine that this Offer is infeasible and impractical in any such jurisdiction under local regulations, then residents of such jurisdiction shall not be eligible to participate” in the offer. The right to terminate the offer based on feasibility or practicality appears to render the offer illusory. Please revise to eliminate this right or clarify.
          In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4, 8, 15 and 19 of the Offer to Exchange to clarify that if it determines that the offer is prohibited in any jurisdiction under local regulations, then residents of such jurisdiction will not be eligible to participate in the offer.
4.	It appears that the company is relying upon the global exemptive order issued by the Commission on March 21, 2001 with respect to “option exchange offers.” In your response letter, explain how this offer meets all of the conditions outlined in the global order. In particular, us why the new options will have an exercise price that will not be determined until after expiration of the exchange offer. We refer you to the fourth condition of the global order, Rule 13e-4(d)(1)(ii) and Item 1004 of Regulation M-A.
          In response to the Staff’s comment, the Company has extended the expiration date of the offer by one day, with the replacement grants to be issued automatically on the same date as the offer expiration date, subject to the option holder’s continued service relationship through such date. As amended, the offer meets all of the conditions outlined in the global exemptive order

April 2, 2009

issued by the Commission on March 21, 2001 with respect to option exchange offers because: (1) the Company is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended, and the securities offered in the exchange offer will be issued under such an employee benefit plan; (2) the exchange offer is being conducted for compensatory purposes (i.e., by providing eligible employees and contractors with the compensatory benefit of holding options that over time may have a greater potential to increase in value); (3) the Company has disclosed in the Offer to Exchange the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and (4) except as exempted in the global order, the Company has complied with Rule 13e-4.
5.	On a related note, your disclosure in the Schedule TO states that the offer is made to “certain of [your] contractors who reside in” various foreign jurisdictions. Please tell us how you determine which contractors are eligible to participate in the offer and how you are complying with the requirements of the global exemptive order in this respect. We note an apparent discrepancy in that your offer document does not restrict eligibility to “certain” contractors, only requiring their residence in a specific country and their continued provision of services through the grant date of the new options.
          In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Schedule TO to delete the words “certain of” to reflect that all contractors resident in the specified countries who continue to provide services to the Company through the grant date of the new options are eligible to participate in the offer. The Company respectfully advises the Staff that the offer is open to all contractors resident in such countries who continue to provide services to the Company through the replacement grant date and who hold options meeting the criteria set forth in the offer.
Summary Term Sheet, page 1
6.	Refer to Q30 on page 7. We note you have reserved the right to not grant exchange options after having accepted tenders if you are “prohibited by applicable law or regulations from doing so, or until all applicable legal and regulatory issues are addressed.” This disclosure suggests that conditions to the offer may be asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer.
          The Company has revised the disclosure on page 13 of the Offer to Exchange in response to the Staff’s comment.

April 2, 2009

Purpose of the Offer, page 11
7.	We note your disclosure in the third full paragraph of page 12 that you have no plans “except as otherwise disclosed...in our filings with the [SEC].” Please revise your disclosure to comply with Item 6 of Schedule TO and Item 1006(c) of Regulation M-A, which require disclosure of any plans in the offer document.
          The Company has revised the disclosure on page 17 of the Offer to Exchange in response to the Staff’s comment.
Withdrawal Rights, page 13
8.	Please revise your disclosure to describe the withdrawal rights required by Rule 13e-4(f)(2)(ii).
          The Company has revised the disclosure on page 18 of the Offer to Exchange in response to the Staff’s comment.
Information Concerning Mellanox, page 16
9.	It appears you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. We note, however, that you have not provided the summary information required by Item 1010(c)(1)-(3). Please revise to provide that disclosure or your analysis as to why such disclosure is not necessary.
          In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Offer to Exchange and attached Schedule C to include the summary information required by Item 1010(c)(1) and (3) of Regulation M-A. The Company supplementally advises the Staff that the Company does not have any discontinued operations; therefore, the information required by Item 1010(c)(2) of Regulation M-A is not applicable.
Miscellaneous, page 27
10.	We note your statement in the last sentence of the first paragraph that you “undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Revise accordingly.
          In response to the Staff’s comment, the Company has deleted this statement from the disclosure on page 31 of the Offer to Exchange.
Schedule A. Condition of this Offer
11.	We note your disclosure that you may assert a condition “regardless of the circumstances giving rise thereto.” A tender offer may be conditioned on a variety

April 2, 2009

of events and circumstances, provided that they are not within the direct or indirect control of the bidder. With this in mind, please revise your disclosure to clarify that your actions or omissions to act will not give rise to a condition.
          The Company has revised the disclosure on page 1 of Schedule A to the Offer to Exchange in response to the Staff’s comment.
12.	Note that a tender offer may only be subject to conditions that are drafted with sufficient specificity so as to be understandable and to allow for objective verification that the conditions have been satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of a condition in the company’s sole judgment or sole discretion may be deemed the equivalent of a waiver of the condition which may require that at least five business days remain in the tender offer. Accordingly, please revise condition (f) of this section.
          In response to the Staff’s comment, the Company has revised condition (f) on page 2 of Schedule A to the Offer to Exchange to include a standard of reasonableness.
13.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you much decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
          The Company supplementally advises the Staff that the Company acknowledges and understands that it may be required to extend the offer and recirculate new disclosure to security holders in the event a material condition is waived and a sufficient number of days does not remain in the offer period.
14.	We also note the language in the last paragraph in this section that the company’s “failure at any time to exercise any of these rights shall not be deemed a waiver of any such rights.” If an event triggers a listed offer condition, and the company determines to proceed with the offer anyway, it has waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

April 2, 2009

          The Company supplementally advises the Staff that the Company acknowledges and understands that in the event an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform holders of eligible options how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
*  *  *
          Additionally, at the Staff’s request, we have provided concurrently with this letter, a written statement from Mellanox acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer to exchange described in Schedule TO, as amended by Amendment No. 2, on the final day that participants can tender their options, which is scheduled for April 22, 2009. We therefore respectfully request that if the Staff has any additional questions or comments, please direct them as soon as possible to the undersigned at (650) 463-2677 or Mark Roeder, Esq. of this firm at (650) 463-3043.
Very truly yours,
/s/ Kathleen M. Wells
Kathleen M. Wells, Esq.
of Latham & Watkins LLP

cc:	Michael Gray, Mellanox Technologies, Ltd. Matthew Gloss, Esq., Mellanox Technologies, Ltd. Alan C. Mendelson, Esq., Latham & Watkins LLP Mark Roeder, Esq., Latham & Watkins LLP